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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ______________

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*




                                Data Domain, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23767P109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 July 10, 2009
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             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP NO.  23767P109                   13G                           PAGE 2 OF 6
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ITEM 1(A).   NAME OF ISSUER: Data Domain, Inc.
             --------------

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             -----------------------------------------------
             2421 Mission College Blvd., Santa Clara, CA 95054

ITEM 2(A).   NAMES OF PERSONS FILING:
             -----------------------
             New Enterprise Associates 10, Limited Partnership ("NEA 10"); NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10; M. James Barrett ("Barrett"), Peter
             J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor") (collectively, the "Individual General Partners") who are the individual general partners of NEA Partners 10. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             -----------------------------------------------------------
             The address of the principal business office of NEA 10, NEA Partners 10, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Perry and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris and Barrett is New Enterprise Associates, 5425 Wisconsin Ave., Suite 800, Chevy Chase, Maryland 20815.

ITEM 2(C).   CITIZENSHIP:
             -----------
             NEA 10 and the NEA Partners 10 are limited partnerships organized under the laws of the State of Delaware. Each of the Individual General Partners is a United States citizen.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:
             ----------------------------
             Common Stock, $.0001 par value ("Common Stock").

ITEM 2(E).   CUSIP NUMBER: 23767P109.
             ------------

ITEM 4.      OWNERSHIP.
             ---------
             Not applicable.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
             --------------------------------------------
             Each Reporting Person has ceased to beneficially own five percent or more of the Issuer's outstanding Common Stock.
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CUSIP NO.  23767P109                   13G                           PAGE 3 OF 6
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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    August 10, 2009

NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By: NEA PARTNERS 10, LIMITED PARTNERSHIP
    General Partner


    By:           *
         ---------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP

By:               *
    --------------------------------
    Charles W. Newhall III
    General Partner


                  *
------------------------------------
M. James Barrett


                  *
------------------------------------
Peter J. Barris


                  *
------------------------------------
C. Richard Kramlich


                  *
------------------------------------
Charles W. Newhall III


                  *
------------------------------------
Mark W. Perry

                  *
------------------------------------
Scott D. Sandell

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CUSIP NO.  23767P109                   13G                           PAGE 4 OF 6
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                  *
------------------------------------
Eugene A. Trainor III


                                            *By: /s/ Shawn Conway
                                                 -----------------------------
                                                 Shawn Conway
                                                 As attorney-in-fact














This Amendment No. 3 to Schedule 13G was executed by Shawn Conway on behalf of the individuals listed above pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on February 17, 2009 in connection with the filing of Amendment No. 1 to Schedule 13G for Data Domain, Inc., which Power of Attorney is incorporated herein by reference.

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CUSIP NO.  23767P109                   13G                           PAGE 5 OF 6
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                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

    Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Data Domain, Inc.

    EXECUTED this 10th day of August, 2009.


NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By: NEA PARTNERS 10, LIMITED PARTNERSHIP
    General Partner


    By:           *
         ---------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:               *
    --------------------------------
    Charles W. Newhall III
    General Partner



                  *
------------------------------------
M. James Barrett


                  *
------------------------------------
Peter J. Barris


                  *
------------------------------------
C. Richard Kramlich


                  *
------------------------------------
Charles W. Newhall III


                  *
------------------------------------
Mark W. Perry

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CUSIP NO.  23767P109                   13G                           PAGE 6 OF 6
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                  *
------------------------------------
Scott D. Sandell


                  *
------------------------------------
Eugene A. Trainor III


                                            *By: /s/ Shawn Conway
                                                 -------------------------------
                                                 Shawn Conway
                                                 As attorney-in-fact











This Agreement was executed by Shawn Conway on behalf of the individuals listed above pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on February 17, 2009 in connection with the filing of Amendment No. 1 to Schedule 13G for Data Domain, Inc., which Power of Attorney is incorporated herein by reference.